Exhibit 99.1

Founder & CEO, Roger James Hamilton, purchases ordinary shares in Genius Group

SINGAPORE, October 8, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI powered education and acceleration group, today confirmed the purchase by Roger Hamilton, its CEO, of 500,000 ordinary shares from the Company.

The purchase of the ordinary shares was approved by the Board on August 9, 2024 at a per share price equal to 105% of the closing price on the prior trading day to the date of purchase, in a combination of cash and conversion of debt due from the Company.

Based upon the closing price on the prior trading day prior to the date Roger Hamilton provided notice of intent to purchase, which was September 24, 2024 (which was $0.866), Mr. Hamilton is acquiring the shares today at a purchase price of $0.91 per share.

The most recent application to the company follows a series of funding rounds Mr. Hamilton has personally made in the company over the last twelve months, including over $2.1 million in funding via an interest free loan in the fourth quarter of 2023, participation in the Company’s funding round in January 2024 with a $1.0 million equity purchase, and a further $330,000 interest free loan in July 2024.

The share purchase was made pursuant to a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI powered, digital-first education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company's Annual Reports on Form 20-F, as may be supplemented or amended by the Company's Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us